UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LENNOX INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15149	42-0991521
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2140 Lake Park Blvd.

Richardson, Texas 75080

(Address of principal executive offices, including zip code)

John D. Torres

Executive Vice President, Chief Legal Officer and Secretary

(972) 497-5350

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Lennox International Inc. (the “Registrant”) conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals (the “Minerals”) that are necessary to the functionality or production of a product that the Registrant manufacturers or contracts to manufacture. The inquiry was reasonably designed to determine if the Minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

The Registrant has determined it is required to file and has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also publicly available at http://www.lennoxinternational.com under “Terms, Conditions and Disclosures.”

Item 1.02.	Conflict Minerals Report.

The Registrant’s Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.

Section 2.01. Exhibits.

EXHIBIT NUMBER	DESCRIPTION

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LENNOX INTERNATIONAL INC.

By:	/s/ John D. Torres
Name:	John D. Torres
Title:	Executive Vice President, Chief Legal Officer and Secretary
Date:	May 18, 2015

EXHIBIT INDEX

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.